December 19, 2008

Ms. Ta Tanisha Meadows

Division of Corporation Finance

Staff Accountant

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:	Asbury Automotive Group, Inc. Item 4.01 Form 8-K Filed December 11, 2008 File No. 001-31262

Dear Ms. Meadows:

We have reviewed the comments in your letter dated December 12, 2008 (referred to as the “Comment Letter”) regarding the above-referenced Current Report on Form 8-K (the “Form 8-K”) filed by Asbury Automotive Group, Inc. (also referred to herein as “the Company, we, us or our”). For your convenience, we have included the text of your comments appearing in italics prior to our response. Capitalized terms not otherwise defined in this letter will have the same meaning as defined in the Form 8-K.

1. Please revise to specifically state whether the decision to change accountants was recommended or approved by the board of directors or any audit or similar committee of the board of directors. Refer to paragraph (a)(1)(iii) of Item 304 of Regulation S-K.

The Audit Committee of the Company’s board of directors (the “Audit Committee”) made and approved the decision to change accountants. We will file an amendment to the Form 8-K stating that the decision to change accountants was made and approved by the Audit Committee.

2. We note your decision in Item (b) that the Audit Committee selected E&Y as the Company’s new independent registered public accountants. Please disclose the date that you actually engaged E&Y. If you have not actually engaged E&Y, please acknowledge your obligation to file a current report on Form 8-K to report the engagement and provide the disclosures required by paragraph (a)(2) of Item 304 of Regulation S-K.

On December 19, 2008, we executed an engagement letter with E&Y to engage E&Y as the Company’s independent registered public accountants for the audit of the Company’s financial statements for the fiscal year ending December 31, 2009. As such, we will file an amendment to the Form 8-K disclosing the date of this engagement.

3. Please note that you are also required to file a letter from D&T stating whether the firm agrees with the statements made in any amendment to the filing and, if not, stating the respects in which the firm does not agree. The updated letter should be filed as an exhibit within two business days of its receipt or 10 business days after filing any amendment. Please acknowledge this obligation. Refer to Items 304(a)(3) and 601(b)(16) of Regulation S-K.

We acknowledge our requirement to file a letter from D&T stating whether or not the firm agrees with the statements made in our amendment to the Form 8-K. We will file the updated letter as an exhibit to our amendment to the Form 8-K.

In connection with the responses submitted herewith, we hereby acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in our filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to such filings; and

•	the Company may not assert this action of responding to staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please address any questions you may have to Darlene Quashie Henry, the Company’s Corporate Counsel & Assistant Secretary, at (212) 885-2505, or to me at (212) 885-2532.

Sincerely,

/s/ Bryan Hanlon
Bryan Hanlon Controller & Chief Accounting Officer